51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Changes

June 11, 2019 and June 14, 2019

Item 3. News Releases

The news releases were filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing)

Item 4. Summary of Material Changes

The Board of Directors of the Company has passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. It is anticipated that the consolidation of the Company’s share capital and name change shall be effective on or around July 4, 2019.

The Company’s President & CEO has acquired 1,865,000 common shares common shares of the Company through the facilities of the CSE and has filed an Early Warning Report.

Item 5. Full Description of Material Changes

Please see News Releases dated June 11, 2019 and June 14, 2019 attached as Schedules “A” & “B”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

June 20, 2019

1

SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF - OTCQB

Consolidation of share capital and name change

VANCOUVER, BRITISH COLUMBIA. June 11, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company announces that the Board of Directors of the Company has passed resolutions approving the consolidation of the Company’s share capital on a five (5) old shares for one (1) new share basis and the changing of the Company’s name from 37 Capital Inc. to “Bronx Capital Inc.”. It is anticipated that the consolidation of the Company’s share capital and name change shall be effective on or around July 4, 2019.

The Company’s Board of Directors is of the opinion that the consolidation of the Company’s share capital shall enable the Company to attract funding for the Company so as to enable the Company to a) repay certain past due outstanding liabilities, and b) to acquire a project of merit.

President and CEO Mr. Jake Kalpakian, states “the Company has tried to secure several deals in the past but has not been able to conclude a transaction. We believe that by doing a recapitalization and reducing a good portion of the debt by possible issuances of shares for debt arrangements, it will free up the Company to enter into a transaction.”

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to raise the required funding or for any other reason.

2

Schedule “B”

NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF - OTCQB

Acquisition of common shares

Vancouver, BC, June 14, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company announces that its President & CEO Mr. Jake Kalpakian (“Mr. Kalpakian”) has acquired common shares of the Company.

Early Warning Requirement

Mr. Kalpakian has acquired 1,865,000 common shares of 37 Capital at the price of $0.05 through the facilities of the CSE. As a result of the acquisition, Mr. Kalpakian now has ownership and control of 1,916,220 common shares representing approximately 27% of the issued and outstanding common shares of 37 Capital as at June 13, 2019.

Mr. Kalpakian may acquire further common shares of, or dispose his holdings of common shares of, 37 Capital through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report from Mr. Kalpakian has been filed with the applicable securities regulators regarding the transaction and is available on SEDAR (www.sedar.com). A copy of the Early Warning Report by Mr. Kalpakian and further information may also be obtained by contacting 37 Capital at 604-681-1519.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian

President & CEO

Trading in the securities of the Company should be considered speculative.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

3